UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

FIRST CHOICE HEALTH NETWORK, INC.
(Name of Issuer)

FIRST CHOICE HEALTH NETWORK, INC.
(Name of Person(s) Filing Statement)

Class A Common Stock, $1.00 Par Value Per Share
(Title of Class of Securities)

Not applicable
(Cusip Number of Class of Securities)

Gary R. Gannaway
President and Chief Executive Officer
First Choice Health Network, Inc.600
University Street, Suite 1400
Seattle, Washington 98101
(206) 292-8255
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Mary Ann Frantz
Miller Nash LLP
111 S.W. Fifth Avenue, Suite 3400
Portland, Oregon 97204
(503) 224-5858

This statement is filed in connection with (check the appropriate box):

a.	|_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	|_| The filing of a registration statement under the Securities Act of 1933.

c.	|X| A tender offer.

d.	|_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by First Choice Health Network, Inc. (the “Company”), which is offering to purchase for cash (the “Offer”) shares of the Company’s Class A Common Stock, $1.00 par value per share (the “Shares” or “Class A Common Stock”), held by shareholders as of the close of business on September 22, 2005 (the “Record Date”), as described in an Offer to Purchase Class A Shares (the “Offer to Purchase”), dated September 30, 2005, attached to the Company’s Schedule 13E-3 dated September 30, 2005, as Exhibit (a)(1)(i) thereto, as modified by the Company’s letter to holders of the Shares dated November 28, 2005 (the “November 28 Letter”), attached hereto as Exhibit (a)(1)(v). The November 28 Letter is intended to notify all holders of Shares that the expiration of the Offer has been extended to 5:00 p.m., Seattle time, on December 20, 2005.

The Offer is an “odd-lot tender offer” pursuant to Rule 13e-4(h)(5) under the Exchange Act, because no holder of Class A Common Stock owns more than 99 Shares. In addition, because the Offer has a reasonable likelihood or a purpose of causing the Class A Common Stock to be held of record by fewer than 300 persons, the Offer is a “Rule 13e-3 transaction” as defined in Rule 13e-3(a)(3) under the Exchange Act.

ITEM 1: SUMMARY TERM SHEET.

The information set forth in “Summary of Terms” and “Questions and Answers” of the Offer to Purchase, as modified and superseded by the November 28 Letter, is incorporated herein by reference.

ITEM 4: TERMS OF THE TRANSACTION.

(a)	The information set forth in “Summary of Terms,” “Questions and Answers,” “Terms of the Offer,” and “Special Factors” of the Offer to Purchase, as modified and superseded by the November 28 Letter, is incorporated herein by reference.

ITEM 16: EXHIBITS.

(a)(1)(v)     Letter to shareholders dated November 28, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

FIRST CHOICE HEALTH NETWORK, INC.
By: /s/ Gary R. Gannaway
Name: Gary R. Gannaway
Title: President and Chief Executive Officer

Dated: November 28, 2005